July 25, 2006




Mr. Robert Messey
Vice President
Arch Western Resources, LLC
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141


      Re:	Arch Western Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 30, 2006
		Response Letter Dated July 14, 2006
		File No. 333-107569-03

Dear Mr. Messey:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.













Form 10-K for Fiscal Year Ended December 31, 2005

Financial Statements

Note 18 - Cash Flow, page F-18

1. We have read your response to prior comment two, explaining that a subsidiary of Arch Coal, Inc. holds 99.5% of your membership interests. However, since you have registered debt, we believe its holders would be interested in having your operating cash flows fairly stated. In this regard, the details about operating cash flows included within the condensed consolidating information disclosed in the notes to your financial statements to comply with Rule 3-10 of Regulation S-X should be prepared in accordance with GAAP. We have consulted with our Division Chief Accountant`s Office and continue to believe that you will need to amend your filing to report changes in the note receivable from Arch Coal, Inc. in the investing activities section of your statements of cash flows to comply with paragraph 17(a) of SFAS 95. We reissue prior comment two.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Robert Messey
Arch Western Resources LLC
July 25, 2006
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010